COMPASS Pathways announces changes in Executive Team
Matthew Owens appointed General Counsel and Chief Legal Officer;
Lars Wilde, Chief Business Officer and Co-founder, to move into senior advisory role

London, UK – 16 December 2021

COMPASS Pathways plc (Nasdaq: CMPS) (“COMPASS”), a mental health care company dedicated to accelerating patient access to evidence-based innovation in mental health, announced today that it has appointed Matthew Owens as General Counsel and Chief Legal Officer. Mr Owens will join COMPASS on 1 February 2022. The company also announced that Lars Wilde, President, Chief Business Officer and Co-founder, will be moving into a senior advisory role with COMPASS from 1 January 2022.

Matthew Owens joins COMPASS from Novartis International, where he is Global Head Legal, Digital, with responsibility for developing and executing legal and IP strategy. He has been with Novartis since 2010, also serving as Senior Legal Counsel, and as Head Legal, Strategic Partnerships and Digital. Named “Most Innovative European In-House Lawyer 2015” by the Financial Times, Mr Owens is highly experienced in leading legal teams in the fields of digital transformation, biotech and innovation. Prior to Novartis, he was Senior Counsel at Solvay Pharmaceuticals, and Corporate Counsel at Mettler-Toledo. He holds a Bachelor of Arts (Pre-Law & Political Science, History & Criminology) from Capital University, Columbus, Ohio, and a JD (Doctor of Law) from Capital University Law School where he was a Presidential Scholar. He is a lecturer at the University of Zurich Law School’s Europa Institute.

Matthew Owens said: “COMPASS is bringing innovation to mental health care, and I am so excited to be joining them. I am passionate about digital health and improving the patient experience and look forward to working with the COMPASS team as they continue to develop new therapies supported by digital technologies.”

Lars Wilde joined COMPASS in 2017 as a co-founder and has been instrumental to the company’s many achievements in a number of strategic and operational areas, including fundraising, business development, and the development of its Discovery Center.

Lars Wilde said: “We have built an amazing company at COMPASS and I am grateful to everyone who continues to support us. We are the clear leader in developing psilocybin therapy for unmet mental health needs, initially in treatment-resistant depression, and now moving into PTSD and other disease areas. We are building a portfolio of new psychedelic compounds through our Discovery Center and partnerships. We have raised more than $429 million and we have established a strong team of more than 120 talented, passionate and dedicated people. Above all, we have maintained our commitment to patients and to our goal of transforming mental health care. This is a natural time for me to transition to an advisory role and I am proud to be able to continue working with COMPASS.”

George Goldsmith, CEO and Co-founder, COMPASS Pathways, said: “COMPASS has grown rapidly since its inception in 2016. Our mission and commitment to patients remain the same, but operationally we are a very different company and our executive team is changing to reflect this. Earlier this month, we announced the appointment of Mike Falvey as our new CFO, with experience in launching and commercialising innovation for patients. As General Counsel, Matt will bring significant expertise in technology, digital health and innovation. We are delighted to welcome him to our team and excited about working together to transform mental health care.”

George Goldsmith continued: “The three COMPASS co-founders have always worked closely and tirelessly to create a new type of company to transform mental health care. Without Lars, COMPASS would not be where it is today. He has helped transform us from a start-up to a well-funded Nasdaq-listed company with the best team, a strong pipeline, and a real opportunity to make a difference for patients. We will miss him being here every day but look forward to his continued contributions as a senior advisor and his support as a major shareholder. We are excited to see what Lars does next as we are sure it will be a success!”

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COMPASS Pathways plc is a UK company registered in England and Wales with company #12696098 and its registered office at 3rd Floor, 1 Ashley Road, Altrincham, Cheshire WA14 2DT

About COMPASS Pathways

COMPASS Pathways plc (Nasdaq: CMPS) is a mental health care company dedicated to accelerating patient access to evidence-based innovation in mental health. Our focus is on improving the lives of those who are suffering with mental health challenges and who are not helped by current treatments. We are pioneering the development of a new model of psilocybin therapy, in which our proprietary formulation of synthetic psilocybin, COMP360, is administered in conjunction with psychological support. COMP360 has been designated a Breakthrough Therapy by the US Food and Drug Administration (FDA), for treatment-resistant depression (TRD), and we have completed a phase IIb clinical trial of psilocybin therapy for TRD, in 22 sites across Europe and North America. This was the largest randomised, controlled, double-blind psilocybin therapy clinical trial ever conducted, and our topline data showed a statistically significant (p<0.001) and clinically relevant improvement in depressive symptom severity after three weeks for patients who received a single high dose of COMP360 psilocybin with psychological support. We are also running a phase II clinical trial of COMP360 psilocybin therapy for post-traumatic stress disorder (PTSD). COMPASS is headquartered in London, UK, with offices in New York and San Francisco in the US. Our vision is a world of mental wellbeing. www.compasspathways.com
Availability of other information about COMPASS Pathways
Investors and others should note that we communicate with our investors and the public using our website (www.compasspathways.com), our investor relations website (ir.compasspathways.com), and on social media (LinkedIn), including but not limited to investor presentations and investor fact sheets, US Securities and Exchange Commission filings, press releases, public conference calls and webcasts. The information that we post on these channels and websites could be deemed to be material information. As a result, we encourage investors, the media, and others interested in us to review the information that is posted on these channels, including the investor relations website, on a regular basis. This list of channels may be updated from time to time on our investor relations website and may include additional social media channels. The contents of our website or these channels, or any other website that may be accessed from our website or these channels, shall not be deemed incorporated by reference in any filing under the Securities Act of 1933.

Forward-looking statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. In some cases, forward-looking statements can be identified by terminology such as “may”, “might”, “will”, “could”, “would”, “should”, “expect”, “intend”, “plan”, “objective”, “anticipate”, “believe”, “contemplate”, “estimate”, “predict”, “potential”, “continue” and “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements include express or implied statements relating to, among other things, the efficacy of COMP360 psilocybin therapy as a treatment for depression, COMPASS’s business strategy and goals, including its ability to launch and commercialise products, COMPASS’s ability to continue to advance its research or develop plans to bring its products to patients, including COMP360, and COMPASS’s expectations regarding the benefits of its psilocybin therapy and the effectiveness of its executive team. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond COMPASS’s control and which could cause actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements.
These risks, uncertainties, and other factors include, among others: preclinical research and clinical development is lengthy and uncertain, and therefore our preclinical studies and clinical trials may be delayed or terminated, or may never advance to or in the clinic; and those risks and uncertainties described under the heading “Risk Factors” in COMPASS’s annual report on Form 20-F filed with the US Securities and Exchange Commission (SEC) on 9 March 2021 and in subsequent filings made by COMPASS with the SEC, which are available on the SEC’s website at www.sec.gov. Except as required by law, COMPASS disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. These forward-looking statements are based on COMPASS’s current expectations and speak only as of the date hereof.
Enquiries
Media: Tracy Cheung, tracy@compasspathways.com, +44 7966 309024
Investors: Stephen Schultz, stephen.schultz@compasspathways.com, +1 401 290 7324